Date May 19, 2017

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

Securities and Exchange Commision

Re:	Bookedbyus Inc.
Preliminary Information Statement on Schedule 14C Filed May 10, 2017 Form 8-K Filed March 20, 2017 File No. 000-55513

In response to your letter dated May 18, 2017, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”). Amendment No. 1 to the Preliminary Information Statement on Schedule 14C is being filed concurrently with this letter. An amendment to Form 8-K filed on March 20, 2017 will be filed on or before May 30, 2017.

The Company has made certain changes in the Preliminary Information Statement on Schedule 14C filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s May18, 2017 letter in italicized text immediately before our response

Preliminary Information Statement on Schedule 14C filed May 10, 2017

Approval to Amend Certificate of Incorporation to Effect a Change of Name…, page 5

1)	You disclose that your board and the consenting stockholders adopted and approved a resolution to effect an amendment to your certificate of incorporation to effect a change of your name from Bookedbyus Inc. to Apawthecary Pets USA. Please state the reasons for the name change. See Item 19 of Schedule 14A, which is applicable to your information statement pursuant to Item 1 of Schedule 14C.

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Response:

We have amended our disclosure as requested: “The name change is in the best interest of the Company. The company intends to operate in the pet industry.”

Form 8-K filed March 20, 2017

2)	Your current report on Form 8-K discloses that you underwent a change in control on February 24, 2017. As it appears that you were a shell company immediately before this change in control, please amend this filing to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, or advise. See Item 5.01(a)(8) of Form 8-K. For additional guidance, consider CF Disclosure Guidance: Topic No. 1, Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions, available on our website at https://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

Response:

The Company will file an amended Form 8-K on or before May 30, 2017. Such amendment will include Form 10 like information under Item 2.01 of Form 8-K/A

We trust this meets with your approval.

Sincerely,

/s/ Brad Kersch

Brad Kersch

President

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